                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             EAGLE BANCSHARES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26942C-10-9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                             Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 18 Pages                                     Exhibit Index at page 16

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Financial Institution Partners III, L.P. / 52-2199979
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON              106,450 SHARES
WITH           ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    106,450 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               106,450 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON

               PN
-------------------------------------------------------------------------------

Page 2 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hovde Capital, Ltd. / 52-2199941
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON              106,450 SHARES
WITH           ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    106,450 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               106,450 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON

               OO
-------------------------------------------------------------------------------

Page 3 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Financial Institution Partners II, L.P. / 36-4131559
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON              392,550 SHARES
WITH           ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    392,550 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               392,550 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON

               PN
-------------------------------------------------------------------------------

Page 4 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hovde Capital, L.L.C. / 91-1825712
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON              392,550 SHARES
WITH           ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    392,550 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               392,550 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON

               OO
-------------------------------------------------------------------------------

Page 5 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION.

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON              499,000 SHARES
WITH(1)        ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    499,000 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               499,000 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------
(1)  Of the 499,000 Shares beneficially owned by Eric D. Hovde, 106,450 are as managing member of Hovde Capital, Ltd. and 392,550 are as managing member of
Hovde Capital, L.L.C.

Page 6 of 18 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 26942C-10-9
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION.

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON              499,000 SHARES
WITH(2)        ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    499,000 SHARES
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               499,000 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------
(2) Of the 499,000 Shares beneficially owned by Steven D. Hovde, 106,450 are as managing member of Hovde Capital, Ltd. and 392,550 are as managing member of
Hovde Capital, L.L.C.

Page 7 of 18 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, par value $1.00 per share (the "Shares"), of Eagle Bancshares, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4419 Cowan Road, Tucker, Georgia, 30084-4441.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners III, L.P., Financial Institution Partners II, L.P. (the "Limited Partnerships"), Hovde Capital, Ltd., Hovde Capital, L.L.C. (the "General Partners"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, Ltd., a Nevada limited liability company, is the general partner of Financial Institution Partners III, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares through ownership of an interest in, and positions as managing members and officers of the General Partners. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnerships and the General Partners as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Page 8 of 18 Pages

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of March 19, 2002, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 5,711,735 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over the Limited Partnerships, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by the General Partners acting through their chief executive officer, president or a managing member. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as managing members and/or officers of the General Partners, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partners, their executive officers or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of March 19, 2002, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(k)(1)(iii).
Exhibit B -    Addendum to Banc of America Securities LLC
               Customer Agreement.(3)
Exhibit F -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Securities and Exchange
               Commission (the "Commission") on March 9, 2000).
Exhibit G -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on March 9,
               2000).
Exhibit H -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on March 9,
               2000).
Exhibit I -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on April 10,
               2001).
Exhibit J -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on April 10,
               2001).
Exhibit K -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners III, L.P. (Incorporated by reference to Schedule 13D, filed with the Commission on April 10,
               2001).

(3) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information filed with the Commission on March 9, 2000 in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934. The confidential section is on file with the Commission.

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         FINANCIAL INSTIUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, LTD.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                              /s/ Eric D. Hovde
                         ----------------------------------------------

                         STEVEN D. HOVDE

                              /s/ Steven D. Hovde
                         ----------------------------------------------


Dated:    03/19/02

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada

Financial Institution              Limited partnership formed to
Partners III, L.P.                 make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, Ltd.                Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners III, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada

Eric D. Hovde                      Investment banker
                                   Hovde Financial, Inc.
                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036

Steven D. Hovde                    Investment banker
                                   Hovde Financial, Inc.
                                   1629 Colonial Parkway
                                   Inverness, Illinois 60067


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons:
President, Treasurer and Managing Member of Hovde Capital, L.L.C.; President, Treasurer and Managing Member of Hovde Capital, Ltd.

(5) Eric D. Hovde is affiliated with the following Reporting Persons: Chairman, Chief Executive Officer and Managing Member of Hovde Capital, L.L.C.; Chairman, Chief Executive Officer and Managing Member of Hovde Capital, Ltd.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $1,501,225.15       $0                  Working Capital
Institution
Partners III, L.P.

Hovde Capital,      $1,501,225.15       $0                  Working Capital
Ltd.                                                        of Affiliate

Financial           $6,019,887.64       $0                  Working Capital
Institution
Partners II, L.P.

Hovde Capital,      $6,019,887.64       $0                  Working Capital
L.L.C.                                                      of Affiliate

-------------------------------------------------------------------------------


                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                              Approximate
                              Number of Shares
Name                          Beneficially Owned            Percentage
----                          ------------------            -----------
Financial Institution         106,450                       1.9%
Partners, L.P III.

Hovde Capital, Ltd.           106,450                       1.9%

Financial Institution         392,550                       6.9%
Partners II, L.P.

Hovde Capital, L.L.C.         392,550                       6.9%

Eric D. Hovde                 499,000                       8.7%

Steven D. Hovde               499,000                       8.7%
-------------------------------------------------------------------------------

Aggregate Shares Held by      499,000                       8.7%
Reporting Persons

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days of March 19, 2002:

-------------------------------------------------------------------------------
               Transaction    Number    Price     Transaction    Broker
               Date           of Shares Per Share Type
-------------------------------------------------------------------------------

Financial      03/14/2002     10,400    $15.9942  Buy            Redibook
Institution
Partners       02/28/2002     6,000     $15.4000  Buy            Redibook
III, L.P.
               02/25/2002     500       $15.2500  Buy            Redibook

               02/22/2002     500       $15.2000  Buy            Redibook

               02/20/2002     500       $15.2500  Buy            Redibook


Financial      02/21/2002     300       $15.2500  Buy            Redibook
Institution
Partners
II, L.P.

-------------------------------------------------------------------------------

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

                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(k)(1)(iii)       21

Exhibit B -    Addendum to Banc of America Securities LLC             22
               Customer Agreement.(6)

Exhibit F -    Customer Agreement between Banc of America             N/A
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               March 9, 2000).

Exhibit G -    Prime Broker Agreement between Banc of America         N/A
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               March 9, 2000).

Exhibit H -    Partnership Agreement between Banc of America          N/A
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               March 9, 2000).

Exhibit I -    Customer Agreement between Banc of America             N/A
               Securities LLC and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               April 10, 2001).

Exhibit J -    Prime Broker Agreement between Banc of America         N/A
               Securities LLC and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               April 10, 2001).

Exhibit K -    Partnership Agreement between Banc of America          N/A
               Securities LLC and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               April 10, 2001).


------------------------------------------
(6) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information filed with the Commission on March 9, 2000 in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934. The confidential section is on file with the Commission.

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

                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    FINANCIAL INSTIUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By: /s/ Eric D. Hovde
                    ----------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, LTD.

                    By: /s/ Eric D. Hovde
                    ----------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                         /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    03/19/2002


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
                                                                       EXHIBIT B

                  ASTERISKS USED TO DENOTE LOCATION OF PORTION
            OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT
                CONFIDENTIAL SECTION ON FILE WITH THE COMMISSION


                [ON NATIONSBANC MONTGOMERY SECURITIES LETTERHEAD]


January 22, 1998

Richard Perry
Hovde Financial, Inc.
1826 Jefferson Place, N.W.
Washington, D.C. 20036

Dear Rick,

Regarding the customer agreement, the following will serve as an addendum:

All margin loans made to you will be governed by standard margin procedures outlined in the customer agreement. In the event NationsBanc Montgomery Securities LLC modifies the terms of our mutually agreed upon pricing agreement, or decides to discontinue, or substantially reduce the level of Prime Brokerage Services to your firm, *OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT
-  CONFIDENTIAL  SECTION  ON  FILE WITH THE COMMISSION*  NationsBanc  Montgomery
Securities LLC shall have the right to make demand for payment of any debit balance then owing with respect to any of your margin accounts.

Glen Dailey
Senior Managing Director

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